EXHIBIT 21

                   List of Subsidiaries of Manaris Corporation

Manaris, our holding company, operates the following wholly-owned subsidiaries:

     o Avensys Inc., which develops optical components & sensors and provides environmental monitoring solutions. The acquisition of Avensys in February 2005 has grown our asset base significantly and expanded our sources of revenue.

     o C-Chip Technologies Corporation (North America), which offers high-tech products and services to the credit management marketplace. C-Chip has been Manaris' business since its inception in 2003. During the 2005 calendar year, we made a significant investment in reengineering the C-Chip product line.